Luckycom Inc.

Level 8, Two Exchange Square, 8 Connaught Place

Central Hong Kong

July 8, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Pamela Howell

Re:	Luckycom Inc. Registration Statement on Form S-1 Filed April 12, 2013 File No. 333-187874

Dear Mrs. Howell:

I write on behalf of Luckycom Inc., (the “Company”) in response to Staff’s letter of May 1, 2013, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed April 12, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

form s-1 filed april 12, 2013

general

1.	Please paginate your entire prospectus. For example we note a gap in pagination between page six and 15.

In response to this comment, the Company paginated the entire prospectus.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to this comment, The Company advises the Staff that there are no written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. There are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors or used, the Company will supplementally provide copies to the Staff.

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Description of Business, page 24

3.	Currently you have provided a very general discussion of your business. Please substantially revise this section to provide material information about your proposed business, including the items you intend to market, countries you intend to target, how you intend to distribute your proposed products, competition, and the material regulations that will govern your proposed business activities. Provide all of the disclosure required by Item 101(h)(4) of Regulation S-K.

In response to this comment, the Company expanded its disclosure to provide material information about the Company’s business plan, including the items it intends to market, the countries it intends to engage business in, how it intends to license and distribute its products, competition in the industry and other information required by Item 101(H)(4) of Regulation S-K.

4.	In addition, we note the risk factor disclosures relating to potential licenses and permits for your business and governmental regulations that would impact your business. Please reconcile the disclosure in this section, which states that there are no governmental regulations that are material to your operations. Please revise this section to provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K.

In response to this comment, the Company expanded the disclosure of its business plan as requested.

5.	Footnote 6 to your financial statements indicates you entered into an agreement with a consultant to assist you in filing your registration statement and that you will pay fees based certain milestones, including SEC clearance of your Form S-1, the receipt of a ticker symbol from FINRA, and the achievement of “trading status.” Please disclose the material terms of the agreement in this section. In addition, please clarify whether the consultant is registered with FINRA as a broker-dealer.

In response to this comment, the Company had an arrangement with a non-broker dealer consultant, but has since hired a law firm to guide it through the registration process. The Company will no longer be using the consultant’s services.

Description of Property

6.	Please reconcile the statement that your office space is provided free of charge with the disclosure in footnote six to the financial statements, which states that the company entered into a lease for office space in January 3, 2013 for a monthly rent of $2,000.

In response to this comment, the Company leased its old offices for $258 per month (HK$2,000). The disclosure in the Company’s financial footnotes and elsewhere in the prospectus have now been reconciled. The Company now leases new space at $232 per month.

Market for Common Equity and Related Stockholder Matters

7.	Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

In response to this comment, the Company provided the disclosure required by Item 201(A)(2) of Regulation S-K in the Sections titled “Description of Securities” and “Market for Common Equity and Related Stockholder Matters.”

Financial Statements

Note 4, Capital Stock, page F-8

8.	We note you expect to receive $136,000 from the existing shareholders in April 2013. Please update the status of this subscriptions receivable in your next amendment.

In response to this comment, the Company received all $136,000 in subscription receivables, and disclosed such in the Section titled “Management's Discussion and Analysis of Financial Position and Results of Operations.”

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Management’s Discussion and Analysis of Financial Position and Results of Operations, page 33

9.	Please provide a more detailed plan of operations. For instance, disclose the costs associated with each activity you plan to undertake. Clearly discuss the impact the lack of funding would have upon the timing. Lastly, please discuss your plan of operations and the steps involved to the point of generating revenues.

In response to this comment, the Company provided a detailed plan of operations and disclosed the steps and the costs associated with those steps that the Company plans to take in the next 12 months to further its business and generate revenues. The Company included discussion on the impact a lack of funding would have on its business.

10.	Please discuss the known tends, events and uncertainties that may impact your business.

In response to this comment, the Company discussed the trends, events and uncertainties that may impact its business.

11.	Please revise your discussion under Capital Resources and Liquidity to address your existing liabilities and requirements in quantitative and qualitative terms. Also, please revise you address your stock sales, including whether you have received payment for all shares sold.

In response to this comment, the Company revised its disclosure to address its existing liabilities and capital resource needs. The Company received all $136,000 in subscription receivables.

12.	We note disclosure throughout the prospectus that you plan on raising funds to meet your cash requirements through debt and equity financing. However, it appears that all of the authorized shares of common stock are already outstanding. Please discuss the impact that could have upon your ability to raise additional funds through an equity financing and the steps you have to take to increase the number of shares authorized.

In response to this comment, the Company increased its authorized common stock to 100,000,000 shares, par value $0.01 per share.

Critical accounting policies, page 35

13.	We note your disclosure on page 17 indicates that you have elected under the Jobs Act to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You also indicate that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures.

In response to this comment, the Company revised its disclosure to irrevocable opt out of the provisions of the JOBS Act.

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Directors and Executive Officers

14.	Please provide all of the information required by Item 401 of Regulation S-K for Mr. Lee. We note, for example, that you refer to his experience in the pharmaceutical and capital industries but do not name those organizations as required by Item 401(e) of Regulation S-K. Please revise as appropriate.

In response to this comment, the Company revised its disclosures to provide the information required by Item 401 of Regulation S-K.

15.	In addition, please disclose the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Lee should serve as a director in light of the company’s business and structure, as required by Item 401(e)(1) of Regulation S-K.

In response to this comment, the Company included the specific experiences and qualifications that led to the conclusion that Mr. Lee should serve as a director in light of the Company’s business and structure.

Conflicts of Interest

16.	We note the reference to Luckycom Pharma Pvt. Ltd. in Mr. Lee’s biography. Given your recent incorporation, and the similarity of the entity’s name to your own, please advise us what Luckycom Ltd. does and whether it is or will be a competitor of yours or have any direct conflicts of interest with you. In addition, please name any “other entities to which [Mr. Lee] owes a fiduciary duty” and explain how Mr. Lee will prioritize and resolve conflicts of interest between those entities and the company.

In response to this comment, the Company revised its disclosure to state the contemplated business relationship among the Company, Luckycom Pharma Pte. Ltd. and Luckycom Phara Pvt. The companies’ respective business plans are set forth in the revised registration statement and complement each other. The Company plans to license and distribute products owned by Luckycom Pharma Pte. and have Luckycom Phama Pvt. manufacture those products. The Company does not perceive a conflict of interest with Mr. Lee serving as a board member of Luckycom Pharma Pte. Ltd. or Luckycom Pharma Pvt.

Executive Compensation

17.	We note your disclosure that you have not entered into any management agreements; however, footnote 5 to your financial statements indicates you have an employment agreement for approximately $4,015/month. We also note the reference in exhibit 10.1. Please revise to describe all employment agreements or arrangements with Mr. Lee. In addition, please file any additional employment agreements with him.

In response to this comment, the Company did not have an employment agreement with Mr. Lee. The reference in the financials was in error. There was a board resolution establishing payments for Mr. Lee and this is why the footnote was generated, albeit in error. Since then, the Company has formed a wholly-owned subsidiary, Luckycom, Ltd. in Hong Kong and Mr. Lee now has an employment agreement with that company. A copy of the employment agreement is filed as an exhibit to the amended Registration Statement.

18.	We note the custodian agreement as referenced in footnote five to the financial statements. Please include all compensation earned by Mr. Lee, direct or indirect, in the table and provide clear disclosure of the material terms of such agreement in this section. To the extent you believe such payments are not compensation, provide a detailed analysis. We may have further comment.

In response to this comment, the Company attached the Custodian Agreement as an exhibit to the amended Registration Statement. BHP Capital Markets Hong Kong Ltd., held investment monies in trust for the Company until a bank account could be set up in Hong Kong. Since then, the Company has formed a wholly-owned subsidiary, Luckycom, Ltd. in Hong Kong and set up a bank account where funds have been transferred. The Company has terminated the Custodian Agreement with BHP Capital Markets.

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Certain Relationships and Related Transactions

19.	We note your disclosure that you do not have any related party transactions to report. However your balance sheet reflects $27,169 due to an officer, a $96,000 stock subscription receivable related to the shares Mr. Lee purchased, and footnote 5 indicates an on-going custodian agreement requiring monthly payments of $5,200. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K and file any related party agreements.

In response to this comment, the Company updated the section entitled “Certain Relationships and Related Transactions” with all related party transactions.

Part II

Recent Sales

20.	We note your disclosure on page 35 that you sold shares in reliance on Regulation S or “[i]n the alternate” based on Section 4(2). Please clarify how and where the offering was conducted. Provide the facts supporting your reliance upon each exemption claimed. See Item 701 of Regulation S-K.

In response to this comment, the Company relied upon Regulation S as an exemption from registration for its offering. The Company provided the supporting facts to justify reliance upon this exemption.

Exhibits

21.	Please file exhibits 3.1, 10.1, and 10.2 in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

In response to this comment, the Company will file all documents in Amendment No. 1 to the S-1 in the proper electronic format.

22.	Please file all material agreements, as required by Item 601 of Regulation S-K. In particular we note the custodian agreement, the loan agreement, and the consulting agreement, all of which are referenced in the financial statement footnotes.

In response to this comment, the Company filed all material agreements as required by Item 601 of Regulation S-K.

Exhibit 5.1

23.	Please refer to the state law governing your opinion.

In response to this comment, the Company had its new counsel revise the legal opinion as requested.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Kingrich Lee

Kingrich J. Lee

Enclosure (Acknowledgment by the Company)

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Luckycom Inc.

Level 8, Two Exchange Square, 8 Connaught Place

Central Hong Kong

Via EDGAR

July 8, 2013

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Howell

Re: Luckycom Inc.

Registration Statement on Form S-1

Filed April 12, 2013

File No. 333-187874

Dear Mrs. Howell:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated May 1, 2013 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Luckycom Inc..

/s/ Kingrich Lee

By:	Kingrich J. Lee
Chief Executive Officer

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